VANGUARD INSTITUTIONAL INDEX FUNDS (the “TRUST”) MULTIPLE CLASS PLAN

I. INTRODUCTION

     This Multiple Class Plan (the “Plan”) describes two separate classes of shares that may be offered by series of the Trust (collectively the “Funds,” individually a “Fund”). The Plan explains the separate arrangements for each class, how expenses are allocated to each class, and the conversion features of each class. Each Fund may offer any one or more of the specified classes.

     The Plan has been approved by a majority of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust.

II. SHARE CLASSES

A Fund may offer any one or more of the following share classes:

Institutional Shares
Institutional Plus Shares
Transition Shares

III. DISTRIBUTION, AVAILABILITY AND ELIGIBILITY

     Distribution arrangements are the same for the Institutional and Institutional Plus share classes. Vanguard retains sole discretion in determining share class availability, and whether Fund shares shall be offered either directly or through certain financial intermediaries, or on certain financial intermediary platforms. Eligibility requirements for purchasing shares of each class of each Fund will differ as follows:

A. Institutional Shares

     Institutional Shares generally will be available to institutional and other investors who meet the eligibility requirements specified in Schedule B hereto, as such Schedule may be amended from time to time.

B. Institutional Plus Shares

     Institutional Plus Shares generally will be available to institutional and other investors who meet eligibility requirements specified in Schedule B hereto, as such Schedule may be amended from time to time. It is expected that the minimum investment amount for Institutional Plus Shares will be higher than the amount required for Institutional Shares.

C. Transition Shares

     Transition Shares generally will be available solely to Vanguard funds-of-funds that meet the eligibility requirements specified in Schedule B hereto, as such Schedule may be amended from time to time.

IV. SERVICE ARRANGEMENTS

     Both the Institutional and Institutional Plus share classes will receive a range of services provided on a per account basis. These “account-based” services may include transaction processing, shareholder recordkeeping and portfolio investment reviews, as well as the mailing of updated prospectuses, shareholder reports, tax statements, confirmation statements, quarterly portfolio summaries, and other items. It is expected that the aggregate amount of account-based services provided to Institutional Shares will materially exceed the amount of such services provided to Institutional Plus Shares, due to the existence of more accounts holding Institutional Shares. In addition to this difference in the volume of services provided, arrangements will differ among the classes as follows:

A. Institutional Shares

     Institutional Shares may receive special services relating to institutional plan investments. These special services include Trustee services, plan participant education services, and plan participant telephone services. In addition, holders of Institutional Shares that satisfy the eligibility criteria described in Schedule B hereto may also receive defined contribution plan participant recordkeeping (VISTA) services.

B. Institutional Plus Shares

     Institutional Plus Shares may receive special services relating to institutional plan investments. These special services include Trustee services, plan participant education services, and customized services for plan participant transaction processing and other client services through a specialty gate system. In addition, holders of Institutional Plus Shares that satisfy the eligibility criteria described in Schedule B hereto may also receive defined contribution plan participant recordkeeping (VISTA) services.

C. Transition Shares

     The only investors eligible to own Transition Shares are Vanguard funds-of-funds, and it is expected that such funds, because of the nature of Transition Shares, will own the shares only for the brief periods necessary to complete the relevant portfolio transitions. The level of service provided will be commensurate with the needs of a fund-of-funds transitioning from one underlying fund to another.

V. CONVERSION FEATURES

A. Voluntary Conversions

     1. Conversion into Institutional Shares. An investor may convert Institutional Plus Shares into Institutional Shares of the same fund, provided that following the conversion the investor meets the then applicable eligibility requirements for Institutional Shares. Any such conversion will occur at the respective net asset values of the share classes next calculated after Vanguard’s receipt of the investor’s request in good order.

     2. Conversion into Institutional Plus Shares. An investor may convert Institutional Shares into Institutional Plus Shares of the same fund, provided that following the conversion the investor: (i) meets the then applicable eligibility requirements for Institutional Plus Shares; and (ii) receives services consistent with Institutional Plus Shares. Any such conversion will occur at the respective net asset values of the share classes next calculated after Vanguard’s receipt of the investor’s request in good order.

B. Involuntary Conversions and Cash Outs

     1. Cash Outs. If an investor in any class of shares no longer meets the eligibility requirements for such shares, the Fund may cash out the investor’s remaining account balance. Any such cash out will be preceded by written notice to the investor and will be subject to the Fund’s normal redemption fees, if any.

     2. Conversion of Institutional Plus Shares. If an investor no longer meets the eligibility requirements for Institutional Plus Shares, the Fund may convert the investor’s Institutional Plus Shares into Institutional Shares. Any such conversion will be preceded by written notice to the investor, and will occur at the respective net asset values of the share classes without the imposition of any sales load, fee, or other charge.

     3. Conversion of Transition Shares. When a Fund that issues Transition Shares has completed the relevant portfolio transition, the Fund will convert the Transition Shares to either Institutional Shares or Institutional Plus Shares of the same fund, based on the eligibility requirements of such class as specified in Schedule B hereto, as such Schedule may be amended from time to time.

VI. EXPENSE ALLOCATION AMONG CLASSES

A. Background

     Each Fund receives investment advisory and a range of administrative services from The Vanguard Group, Inc. (“Vanguard”) pursuant to a Management

Agreement that provides for the payment of monthly fees based on an annual percentage rate applied to each Fund’s average daily net assets for the period (“Management Agreement”). In addition, each Fund receives transfer agency services from Vanguard pursuant to a Shareholder Services Agreement that provides for the payment of monthly fees based on: (i) certain annual percentage rates applied to the average daily net assets of each Fund’s separate share classes for the period; and (ii) the level of services received by each share class (“Shareholder Services Agreement”).

B. Class Specific Expenses

     1. Fees pursuant to Shareholder Services Agreement. Fees payable by a Fund to Vanguard under the Shareholder Services Agreement will be allocated among the Fund’s share classes on the basis of the amount incurred on behalf of each such class, as contractually agreed to by the Fund and Vanguard.

     2. Other Class Specific Expenses. Expenses for the primary benefit of a particular share class will be allocated to that share class. Such expenses would include any expenses for the primary benefit of a particular share class that are payable to a party other than Vanguard and are not borne by Vanguard pursuant to the Shareholder Services Agreement or Management Agreement.

C. Fund-Wide Expenses

     1. Expenses pursuant to Management Agreement. Fees payable by a Fund to Vanguard under the Management Agreement will be allocated among the Fund’s share classes on the basis of their relative net assets.

     2. Other Fund Expenses. Any other Fund expenses not described above will be allocated among a Fund’s share classes on the basis of their relative net assets.

VII. ALLOCATION OF INCOME, GAINS AND LOSSES

     Income, gains and losses will be allocated among a Fund’s share classes on the basis of their relative net assets. As a result of differences in allocated expenses, it is expected that the net income of, and dividends payable to, each class of shares will vary. Dividends and distributions paid to each class of shares will be calculated in the same manner, on the same day and at the same time.

VIII. VOTING AND OTHER RIGHTS

     Each share class will have: (i) exclusive voting rights on any matter submitted to shareholders that relates solely to its service or distribution arrangements; and (ii) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (iii) in all other respects the same rights, obligations and privileges as each other, except as described in the Plan.

IX. AMENDMENTS

     All material amendments to the Plan must be approved by a majority of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust.

Original Board Approval: May 18, 2001
Last Approved by Board: March 22, 2013

SCHEDULE A to

VANGUARD INSTITUTIONAL INDEX FUNDS- MULTIPLE CLASS PLAN

Note: Transition Shares, when offered by a Fund, are available for a limited period of time and are then converted into another share class. For this reason, Transition Shares are not shown on Schedule A.

SERIES Vanguard Institutional Index Fund	Share Classes Authorized Institutional Shares Institutional Plus Shares

Vanguard Institutional Total Stock Market Index Fund	Institutional Shares Institutional Plus Shares

Last Updated: March 13, 2013

A-1

SCHEDULE B to

VANGUARD INSTITUTIONAL INDEX FUNDS - MULTIPLE CLASS PLAN

Institutional Shares - Eligibility Requirements

     Institutional Shares require a minimum initial investment and ongoing account balance of:

· $5 million for Institutional Index Fund; and

· $100 million for Institutional Total Stock Market Index Fund.

However, Vanguard also reserves the right to establish higher or lower minimum amounts for certain investors or a group of investors.

Subject to the following special rules:

· Financial Intermediaries – Institutional Shares are not available to financial intermediaries who would meet eligibility requirements by aggregating the holdings of underlying investors within an omnibus account. However, a financial intermediary may hold Institutional Shares in an omnibus account if:

(1) each underlying investor in the omnibus account individually meets the investment minimum amount; and

(2) the financial intermediary agrees to monitor ongoing compliance of the underlying investor accounts with the investment minimum amount; or

(3) a sub-accounting arrangement between Vanguard and the financial intermediary for the omnibus account allows Vanguard to monitor compliance with the eligibility requirements established by Vanguard.

· Account Aggregation¾ Vanguard institutional clients may hold Institutional Shares by aggregating up to three separate accounts within the same Vanguard Fund, provided that the total balance of the aggregated accounts in the Fund meets the required minimum investment.

For purposes of this rule, Vanguard management is authorized to permit aggregation of a greater number of accounts in the case of institutional clients whose aggregate assets within the Vanguard Funds are expected to generate substantial economies in the servicing of their accounts. The institutional client aggregation rule does not apply to clients receiving special recordkeeping or sub-accounting services from Vanguard, nor does it apply to nondiscretionary omnibus accounts maintained by financial intermediaries.

· Accumulation Period¾ Accounts funded through regular contributions (e.g. employer sponsored participant contribution plans), whose assets are expected to quickly achieve eligibility levels, may qualify for Institutional Shares upon account creation, rather than undergoing the conversion process shortly after account set-up if Vanguard management determines that the account will become eligible for Institutional Shares within a limited period of time (generally 90 days).

· Asset Allocation Models¾ Vanguard institutional clients with defined asset allocation models whose assets meet eligibility requirements may qualify for Institutional Shares if such models comply with policies and procedures that have been approved by Vanguard management.

Institutional Plus Shares – Eligibility Requirements

     Institutional Plus Shares require a minimum initial investment and ongoing account balance of:

· $200 million for Institutional Index Fund; and

· $200 million for Institutional Total Stock Market Index Fund.

However, Vanguard also reserves the right to establish higher or lower minimum amounts for certain investors or a group of investors.

Subject to the following special rules:

· Financial Intermediaries –Institutional Plus Shares are not available to financial intermediaries who would meet eligibility requirements by aggregating the holdings of underlying investors within an omnibus account. However, a financial intermediary may hold Institutional Plus Shares in an omnibus account if:

(1) each underlying investor in the omnibus account individually meets the investment minimum amount; and

(4) the financial intermediary agrees to monitor ongoing compliance of the underlying investor accounts with the investment minimum amount; or

(5) a sub-accounting arrangement between Vanguard and the financial intermediary for the omnibus account allows Vanguard to monitor compliance with the eligibility requirements established by Vanguard.

· Account Aggregation¾ Vanguard institutional clients may hold Institutional Plus Shares by aggregating up to three separate accounts within the same Vanguard Fund, provided that the total balance of the aggregated accounts in the Fund meets the required minimum investment.

For purposes of this rule, Vanguard management is authorized to permit aggregation of a greater number of accounts in the case of institutional clients whose aggregate assets within the Vanguard Funds are expected to generate substantial economies in the servicing of their accounts. The institutional client aggregation rule does not apply to clients receiving special recordkeeping or sub-accounting services from Vanguard, nor does it apply to nondiscretionary omnibus accounts maintained by financial intermediaries.

· Accumulation Period¾ Accounts funded through regular contributions (e.g. employer sponsored participant contribution plans), whose assets are expected to quickly achieve eligibility levels, may qualify for Institutional Plus Shares upon account creation, rather than undergoing the conversion process shortly after account set-up if Vanguard management determines that the account will become eligible for Institutional Plus Shares within a limited period of time (generally 90 days).

  Asset Allocation Models ¾ Vanguard institutional clients with defined asset allocation models whose assets meet eligibility requirements may qualify for Institutional Plus Shares if such models comply with policies and procedures that have been approved by Vanguard management.

Transition Shares – Eligibility Requirements

Transition Shares will be offered only to Vanguard funds-of-funds and only by an underlying fund of a Vanguard fund-of-funds (i) that is receiving assets in kind from one or more funds-of-funds and (ii) that will “transition” those in-kind assets by selling some or all of them and using the proceeds to purchase different assets. There is no minimum investment amount for Transition Shares.

Last Updated: March 22, 2013